UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934



                  NEW YORK REGIONAL RAIL CORP.
_________________________________________________________________
                        (Name of Issuer)


      Series D Preferred Stock, Par Value $0.001 per share
_________________________________________________________________
                  (Title of Class of Securities


                           649768 10 8
                  ____________________________
                         (CUSIP Number)


                        Transit Rail LLC
                        2730 Transit Road
       West Seneca, New York 14224 (Phone: (716) 675-1200)
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                            Copy to:

                        Gregory Photiadis
              Duke, Holzman, Yaeger & Photiadis LLP
                      1800 Main Place Tower
                    Buffalo, New York  14202

                        February 12, 2004
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP NO.  649768 10 8

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Transit Rail LLC

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       AF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          Proxy Granting 132,500,000
BY EACH REPORTING           shareholder votes
PERSON WITH
                     8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            500

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.8% of the Preferred Stock of the Issuer
     100% of the Series D class of the Preferred Stock

14.  TYPE OF REPORTING PERSON:

      PN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

     (a)  Title and Class of Security:

          New York Regional Rail Corp. (the "Issuer")
          Series D Preferred Stock, Par Value $0.001 per share ("the Shares")

     (b)  Name of Issuer and Address of Issuer's Principal
          Executive Offices:

          New York Regional Rail Corp.
          2730 Transit Road
          West Seneca, NY  14224

ITEM 2.   IDENTITY AND BACKGROUND.

(a)   This statement on Schedule 13D is being filed by Transit
Rail, LLC, a Delaware limited liability company ("Transit").
Gordon Reger, controls Transit through his indirect ownership and control of Transit's sole member.

(b)   The address of Transit is: 2730 Transit Road, West Seneca,
New York 14224;

      The address of Mr. Reger is 2730 Transit Road, West Seneca
14224.

(c) Mr. Reger is the owner of several businesses that are engaged in real estate construction and waste transportation and disposal;

(d) Mr. Reger has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and misdemeanors);

(e) Neither Transit nor Mr. Reger has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f) Transit is a Delaware limited liability company. Mr. Reger is a U.S. citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS.

On February 4, 2004, Transit acquired 500 shares of Series D Preferred Stock of the Issuer pursuant to an Investment Agreement dated February 4, 2004 between the Issuer and Transit (the "Investment Agreement"). Funds used by Transit to purchase the shares were provided by an affiliate of Transit under common control with Transit.

ITEM 4.     PURPOSE OF TRANSACTION.

The Investment Agreement provides that Transit may acquire up to 2,500 shares of Series D Preferred Stock of the Issuer at a purchase price of $1,000 per share over a 12-month period. As of February 4, 2004, Transit acquired 500 shares of Series D Preferred Stock. Pursuant to the Investment Agreement, the Issuer has the right to deliver "put" notices to Transit to purchase an additional 2,000 shares of Series D Preferred Stock. As described below, if Transit acquires such shares, upon expiration of certain covenants Transit will have shareholder voting control of the Issuer. Transit has covenanted with the Issuer and the holder of the Series C Preferred stock, that for a period of twelve months, Transit will not initiate certain significant corporate actions without the approval of the board of directors of the Issuer and the holder of the Issuer's Series C Preferred Stock.

The Series D Preferred Stock held by Transit carries no voting rights until such time as Transit has purchased 1,700 such shares. Upon its having acquired 1,700 Series D Preferred shares, Transit shall have 120,000 votes for each Series D Preferred share held by it. Transit has the right under the Investment Agreement to acquire up to 2,500 Series D. Shares. If Transit exercises all of its rights to acquire up to 2,500 Series D Preferred Shares, Transit will have 300 million votes on any matter coming before the shareholders of the Issuer. Based upon Transit's understanding of the current capitalization of the Issuer, such voting rights would give Transit control of the Issuer.

In connection with Transit's acquisition of the Series D Preferred Stock, the Issuer expanded the size of the Board of Directors to five and filled two vacancies on the Board with directors designated by Transit. The new directors are Donald Hutton and Douglas Szalasny.

In connection with Transit's acquisition of the Series D Preferred Shares, the holder of 440,000 Series C Preferred shares has granted Transit a proxy for a term of twelve months to vote all such Series C Preferred shares on any matter coming before the shareholders of the Issuer. Each share of Series C Preferred Stock carries 300 votes on any matter coming before the shareholders of the Issuer. Such Proxy gives Transit approximately a 39.8% voting interest on matters coming before the shareholders of the Issuer. Notwithstanding such proxy, Transit has covenanted with the Issuer and the holder of the Series C Preferred shares, that for a period of twelve months, Transit will not initiate certain significant corporate actions without the approval of the board of directors of the Issuer and the holder of the Issuer's Series C Preferred Stock. This agreement is contained in the Tri-Party Agreement dated February 4, 2004, among Transit Rail LLC, New York Regional Rail Corp. and John Marsala (filed as Exhibit 10.2 to the Issuer's Form 8-K filed with respect to the event on February 4, 2004, and incorporated herein by reference).

Transit does not have current plans or proposals which relate to or would result in an extraordinary corporate transaction, a change in control of the Issuer other than as described herein, a reorganization or liquidation of the Issuer, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, any material change in the present capitalization or dividend policy of the Issuer, or any other material change in the Issuer's business or corporate structure. Transit evaluates its options with respect to such matters from time to time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Transit hereby reports beneficial ownership, in the manner hereinafter described, of 500 shares of Series D Preferred Stock of the Issuer, representing approximately 0.00025% of the outstanding equity shares of the Issuer and, currently, no voting rights. The foregoing percentage assumes the Issuer has 199,806,193 common and 440,500 preferred shares outstanding.

(b) Transit has sole voting and sole dispositive power over its 500 Shares of Series D Preferred Stock.

(c)  Not applicable

(d)  Not applicable

(e)  Not applicable

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Transit is obligated to purchase up to 2,083,333 shares of common stock of the Issuer from John Marsala at a price of $0.12 per share. Such obligation commences as of May 4, 2004 and expires as of November 4, 2004. Transit has pledged 350 its shares of Series D Preferred Stock to provide security for such obligation to Mr. Marsala.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The Investment Agreement dated February 4, 2004, between Transit Rail LLC and New York Regional Rail Corp. (filed as Exhibit 10.1 to the Issuer's Form 8-K filed with respect to the event on February 4, 2004, and incorporated herein by reference).

          The Tri-Party Agreement dated February 4, 2004, among
Transit Rail LLC, New York Regional Rail Corp. and John Marsala
(filed as Exhibit 10.2 to the Issuer's Form 8-K filed with respect to the event on February 4, 2004, and incorporated herein by reference).

          Irrevocable Proxy of John Marsala to Transit dated
February 4, 2004 (filed as Exhibit 10.3 to the Issuer's Form 8-K filed with respect to the event on February 4, 2004, and incorporated herein by reference).

                            SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED this 12th day of February, 2004.


TRANSIT RAIL LLC

    By:  TRWS Limited Partnership


    By:  Reman LLC, its general partner


    By:  s/Gordon Reger
           Gordon Reger, Member